Exhibit 19

INTERNATIONAL SEAWAYS, INC.

INSIDER TRADING POLICY

1.	NEED FOR A POLICY

Federal and state securities laws prohibit each employee, officer and director of International Seaways, Inc. (the “Company” or “INSW”), and certain other people with whom they have relationships, from purchasing or selling securities of the Company while such person is aware of “material nonpublic information”, or from disclosing material nonpublic information to others. The Company has adopted this Insider Trading Policy to satisfy the Company's obligation to prevent insider trading and to help Company personnel avoid the severe consequences associated with violations of the insider trading laws and this Insider Trading Policy. The Insider Trading Policy is also intended to prevent even the appearance of improper conduct on the part of anyone employed by or associated with the Company (not just so-called “insiders”). As used in this Insider Trading Policy, the term “Company” refers to International Seaways, Inc. or any of its subsidiaries.

1.1 The Consequences

The consequences of an insider trading violation can be severe and may impact others beyond Company employees:

1.1.1 Traders and Tippers.

Company personnel, and any persons to whom those persons convey material nonpublic information ("tippees"), who trade on inside information are subject to the following penalties:

• A civil penalty of up to three (3) times the profit gained or loss avoided;

• A criminal fine of up to $5,000,000 (no matter how small the profit); and

• A jail term of up to twenty (20) years.

An employee who tips information to a person who then trades is subject to the same penalties as the tippee, even if the employee did not trade and did not profit from the tippee's trading.

1.1.2 Company-Imposed Sanctions.

An employee's failure to comply with the Company's Insider Trading Policy may subject the employee to Company-imposed sanctions, including dismissal for cause, whether or not the employee's failure to comply results in a violation of law. A violation of law, or even a Securities and Exchange Commission (“SEC”) investigation that does not result in prosecution, can tarnish one's reputation and irreparably damage a career.

2.	STATEMENT OF POLICY

It is the Company’s policy that no director, officer or other employee of the Company who is aware of material nonpublic information relating to the Company may, directly or through family members or other persons or entities, (a) buy or sell securities of the Company (other than pursuant to a pre-approved trading plan that complies with SEC Rule 10b5-1), or engage in any other action to take personal advantage of that information, or (b) intentionally or otherwise pass that information on to others outside the Company. In addition, it is the Company’s policy that no director, officer or other employee of the Company who, in the course of working for the Company, learns of material nonpublic information about another company with which the Company does business, including a customer of the Company, may trade in that other company's securities until the information becomes public or is no longer material. Any of these transactions are “prohibited transactions”. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for any emergency expenditure) are not excepted from the policy. The securities laws do not recognize such mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company's reputation for adhering to the highest standards of conduct. If you have any questions regarding a particular situation you may be facing, you should contact the Company’s General Counsel at the number set out below.

2.1 Disclosure of Information to Others.

The Company is required under Regulation FD of the U.S. federal securities laws to avoid the selective disclosure of material nonpublic information. The Company has established procedures to release material information in a manner that is designed to achieve broad public dissemination of the information immediately upon its release. You must not, therefore, disclose material nonpublic information to anyone outside the Company, including family members and friends, without the prior consent of the Chief Executive Officer or an Executive Vice President or Senior Vice President of the Company. Similarly, you should never discuss the Company or its business in an internet "chat room" or similar internet-based forum.

2.2 Material Information.

Material information is any information that a reasonable investor would consider important in making a decision to buy, hold, or sell securities. Any information that could be expected to affect the Company's stock price, whether it is positive or negative, should be considered “material”. Some examples of information that ordinarily would be regarded as “material” include (without limitation) the following:

●	Projections of future earnings or losses, or other earnings guidance;
●	Information about earnings that is inconsistent with the consensus expectations of the investment community or previously published earnings guidance;
●	A pending or proposed acquisition or disposition of a significant asset;
●	A change in management;
●	Unusual gains or losses in the Company’s business operations;
●	Proposals, plans, negotiations and agreements regarding significant acquisitions, divestitures, business combinations, joint ventures or similar transactions;
●	The award or loss of major contracts, and developments regarding significant customers;
●	New equity or debt offerings or other financing transactions;
●	Developments regarding litigation or government agency investigations, whether actual or threatened;
●	Changes in Company’s credit rating; or
●	Information that will be included in forthcoming Company, industry or research publications that may affect market price of Company’s securities.

2.3 Twenty-Twenty Hindsight.

Remember, anyone scrutinizing your transactions will be doing so after the fact, with the benefit of hindsight. As a practical matter, before engaging in any transaction, you should carefully consider how enforcement authorities and others might view the transaction in hindsight and when necessary or advisable, contact others for assistance or guidance before making a decision which might be prohibited under this Insider Trading Policy. (See Sections 3 and 4)

2.4 When Information is "Public".

If you are aware of material nonpublic information, you may not trade until the information has been made “public” by the Company by being disclosed broadly to the marketplace (such as by press release or an SEC filing) and the investing public has had time to absorb the information fully. To avoid the appearance of impropriety, as a general rule, information should not be considered “public” or fully absorbed by the marketplace until after the second full business day after the information is released. If, for example, the Company were to make an announcement on a Monday, you should not trade in the Company's securities until Thursday. If an announcement were made on a Friday, the following Wednesday generally would be the first eligible trading day. Note that if any announcement is made at least one hour prior to market open, that trading day will be considered to be one of the two full business days referenced above. If you are unsure whether information has been made “public,” you must seek guidance in advance of trading.

2.5 Transactions by Family Members.

The Insider Trading Policy also applies to any of your family members that reside with you, anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Company’s securities are subject to your influence or control (such as parents or children who consult with you before they trade in the Company’s or other securities). You are legally responsible for any transactions made by these other persons, and therefore should make them aware of the need to confer with you before they trade in the Company’s or other affected securities.

2.6	Transactions Under Company Plans

2.6.1	Stock Option Exercises.

The Company's Insider Trading Policy generally does not apply to the exercise of an employee stock option by an employee. The policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

2.6.2 401(k) Plan.

The Company’s 401(k) plan does not currently include an option to purchase Company stock. Were that to change, the Company's Insider Trading Policy typically would not apply to purchases of Company stock in the 401(k) plan resulting from a predetermined periodic contributions of money to the plan pursuant to your payroll deduction election. The Insider Trading Policy does, however, apply to certain decisions you may make under the 401(k) plan (including with respect to Company stock you may already own), including (a) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund, (c) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company stock fund balance, and (c) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.

2.6.3 Employee Stock Purchase Plan.

The Company does not currently offer an Employee Stock Purchase Plan to purchase Company stock. If that were to change, the Company's Insider Trading Policy typically would not apply to purchases of Company stock in an employee stock purchase plan resulting from your predetermined periodic contributions of money to the plan pursuant to the election you made at the time of your enrollment in the plan. The Policy will be updated if the Company reinstates an Employee Stock Purchase Plan.

2.7 Prohibition on Hedging and Pledging.

Many hedging or monetization strategies with respect to a security involve the establishment of a short position in the security. The Company considers the establishment of a short position in the Company’s securities, such as through a short sale, as evidence of an expectation on the part of the seller that the securities will decline in value, and therefore a signal to the market that the seller has no confidence in the Company or its short-term prospects. In addition, short sales may reduce the seller's incentive to improve the Company's performance. For these reasons, directors, officers and employees of the Company are prohibited from hedging their ownership of Company securities, including investing in options, puts, calls, short sales, futures contracts or other derivative instruments relating to Company securities, regardless of whether such directors and employees have material nonpublic information about the Company. In addition, directors, officers and employees are prohibited from purchasing Company securities on margin, borrowing against Company securities held in a margin account, or pledging Company securities as collateral for a loan or other obligation.

2.8 Post-Employment Transactions.

The Insider Trading Policy continues to apply to prohibited transactions even after an employee’s employment has ended, with respect to material nonpublic information. If you are in possession of material nonpublic information when your employment ends, you may not trade in Company securities until that information has become public or is no longer material. In addition, certain “insiders” may be subject to additional restrictions on trading in the Company’s securities for a period of time after their employment ends even if they do not have material nonpublic information about the Company.

2.9 Insiders.

The following persons are considered, collectively, to be “Insiders”:

●	all of the members of the Board of Directors,
●	all executive officers of the Company, and
●	certain other employees of the Company who have been separately notified that these provisions apply to them, including in particular non-executive employees who regularly become aware of earnings information or other material nonpublic information about the Company.

When significant events occur, and on an annual basis, the list of employees designated as insiders will be reviewed and individuals will be added or removed from coverage as necessary. You will be notified if there is any change in your status. Whether any entity affiliated with an “insider” should also be considered an “insider” is a question that should be discussed with the General Counsel.

Insiders are subject to certain additional restrictions on trading beyond those applicable to other employees. Those procedures, which are detailed in a separate communication that will be distributed to Insiders, require (1) pre-clearance of trades and (2) compliance with certain periodic and event-specific blackout periods. In summary:

i.	All Trades by Insiders Must Be Pre-Cleared. Insiders may not trade in any Company securities, except after first consulting and pre-clearing each such transaction with the Company’s General Counsel (or, if unavailable, the Chief Executive Officer). The General Counsel will review and either approve or prohibit proposed trades by Insiders. If a transaction is approved under the pre-clearance policy, it must be executed within the period specified by the General Counsel, but regardless may not be executed if the Insider has or acquires material non-public information concerning the Company before the trade takes place. If the transaction is not completed within the approved period, the transaction must be approved again before it may be executed. If any proposed transaction is not approved, the Insider must refrain from initiating any transaction in the Company’s securities and shall not inform anyone within or outside the Company of the restriction.

ii.	Blackout Period Compliance. Insiders may not trade any Company securities during the period commencing on the 15th day of the month in which Company’s quarter ends and ending at the close of the second full trading day after the broad public release of the Company’s financial results with respect to the preceding fiscal quarter. In addition, from time to time, the Company may impose event-specific blackout periods during which Insiders are prohibited from trading. If the Company imposes an event-specific blackout period, it will not be announced, but if an Insider provides notice of a proposed trade during the blackout period, he or she will be advised of the existing of a blackout period, without disclosing the reason for the blackout. The Insider shall not inform anyone within or outside the Company of the existence of an event-specific blackout period.

Any person who has been or believes he or she may have been designated as an Insider should contact the General Counsel if they have not received the separate memorandum detailing restrictions applicable to Insiders.

3.	EXCEPTION REQUESTS OR OTHER COMPANY ASSISTANCE

Any person who requests an exception to, or has a question about, this Insider Trading Policy or its application or any proposed transaction should obtain additional guidance from the Company’s General Counsel, whose telephone number is (212) 251-1199. Any such guidance should be obtained prior to the execution of any trade to which the Insider Trading Policy may apply. Ultimately, however, the responsibility for adhering to this Insider Trading Policy and avoiding prohibited or unlawful transactions rests with the individual.

4.	RAISING QUESTIONS OR REPORTING CONCERNS

If you have any other questions or are concerned about something that seems to be in conflict with the law, regulations, the Company Code of Business Conduct, or this Insider Trading Policy, you have several options:

●	Inform your manager. Be as specific and detailed as possible so they understand the situation and your concerns;
●	Contact the General Counsel or another member of the Legal Department; or
●	Contact the INSW Employee Hotline toll-free anytime at 1 (855) 874-9549.

All questions or concerns will be handled in as confidential manner as appropriate and will be investigated without retaliation.

5. OTHER POLICIES WHICH MAY APPLY

The Insider Trading Policy should be considered along with other Company policies that may apply to trading in Company securities, including in particular the Company’s Code of Business Conduct and Ethics. Certain policies are available on the Company’s website at www.intlseas.com under the “Investor Relations – Corporate Governance” tab, and all of the Company’s policies are available on the Company’s intranet site, my.intlseas.com.

6. CERTIFICATIONS

Employees, officers and directors must certify their understanding of, and intent to comply with, this Insider Trading Policy. A copy of the certification that all employees, officers and directors must sign is attached to this memorandum. This certification can also be made by an e-mail containing the same language as arranged by the Company’s IT Department.

CERTIFICATIONS

I certify that:

1.	I have read and understand the Company's Insider Trading Policy, including the statement of policy regarding securities trades by Company personnel. I understand that the General Counsel is available to answer any questions I have regarding the Insider Trading Policy.

2.	Since November 30, 2016 (or such later date as I became an Employee, Officer or Director), I have complied with the Insider Trading Policy.

3.	I will continue to comply with the Insider Trading Policy for as long as I am subject to the policy.

Signature: ________________________________

Print name: ________________________________

Date: , 202__